BC FORM 51-102F3

Material Change Report

Item 1.   Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

LINUX GOLD CORP.

#240 – 11780 Hammersmith Way

Richmond, BC   V7A 5E9

Phone:  (604) 278-5996

Item 2.

Date of Material Change

State the date of the material change.

September 21, 2010

Item 3.

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National

Instrument 51-102.

September 21, 2010

The press release relating to this material change was distributed and filed by

Marketwire, Marketnews Publishing, Inc. and Stockwatch on September 21, 2010.

Item 4.

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Linux Gold  Corp. announced  a  sampling  program  was completed on  the Trout and  Coho mining claims and the Company is awaiting assay results.

Item 5.

Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some  examples  of  significant  facts  relating  to  the  material  change  include:  dates,  parties,  terms  and conditions,  description  of  any  assets,  liabilities  or  capital  affected,  purpose,  financial  or  dollar  values,

reasons  for  the  change,  and  a  general  comment  on  the  probable  impact  on  the  issuer  or  its  subsidiaries.

Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument

51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) of National Instrument 51-102.

Item 7.

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In  a  separate  letter  to  the  applicable  regulator  or  securities  regulatory  authority  marked  “Confidential”

provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In  certain  circumstances  where  a  material  change  has  occurred  and  a  material  change  report  has  been  or  is about  to  be  filed  but  section  85  of  the  Act  will  no  longer  or  will  not  be  relied  upon,  a  reporting  issuer  may nevertheless believe one or more significant facts otherwise required  to  be disclosed  in the  material change report  should  remain  confidential  and  not  be  disclosed  or  not  be  disclosed  in  full  detail  in  the  material change report.

Item 8.

Executive Officer

Give   the   name   and   business   telephone   number   of   an   executive   officer   of   your   company   who   is

knowledgeable about the  material  change and  the  Report,  or  an  officer  through  whom the  executive officer may be contacted.

John G. Robertson

President

(604) 278-5996

Item 9.

Date of Report

DATED at Richmond, British Columbia this 23rd  day of  September  , 2010.

LINUX GOLD CORP.

Per:

“John Robertson”

(Authorized Signatory)

John Robertson, President

(Print name and title)

SCHEDULE “A”

LINUX GOLD CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.linuxgoldcorp.com

N E W S  R E L E A S E

Linux Gold Corp.

(the “Company”)

Linux Gold Corp.: OTC BB: LNXGF

LINUX GOLD CORP. ANNOUNCES RECENT SAMPLING PROGRAM COMPLETED

ON OUR GOLD PROPERTIES IN ALASKA FOR 2010

For  Immediate  Release:  September  21,  2010,  Fairbanks,  Alaska  –  Linux  Gold  Corp.  (LNXGF  -

OTCBB),  is  pleased  to  announce  that  Linux  Gold  has  completed  a  sampling  program  on  the  Trout  and

Coho  mining  claims  and  the  Company  is  awaiting  assay  results  for  gold.   Linux  Gold  Corp.  has  interests

in several gold properties as follows:

•     Granite  Mountain  Claims  -  a  volcanic/plutonic  complex  located  on  the  Seward  Peninsula  of

Alaska  that  is  prospective  for  base  and  precious  metals.  Placer  gold  has  been  mined  in  the creeks that radiate from Granite Mountain.

•     Dime  Creek  Claims  -  gold/platinum  lode  prospect  and  an  historic  producer  of  placer  gold  and platinum located south of the Granite Mountain claims.

•     3M  and  VS  Claims  -  gold  prospects  located  near  the  eastern  perimeter  of  International  Tower

Hill’s Livengood Gold Project.  The Livengood Gold Project has 9.8 million ounces gold indicated.

•     Coho Claims - intrusive hosted gold/copper prospect located 30 miles east of the Pogo Gold Mine in  the  Goodpaster  Mining  District,  which  is  Alaska's  largest  producing  goldmine,  owned  by

Sumitomo Metal Mining.

•     Trout  Claims  -  intrusive  hosted  gold  prospect  located  within  the  Tintina  Gold  Province  and  30 miles east of International Tower Hill’s Livengood gold property.

The  Company  is  planning  on  filing  the  required  assessment  to  maintain  the  50%  Fish  Creek  claims,

adjacent  to  the  Gil  joint  venture  claims,  50%  optioned  by  Teryl  Resources  Corp.    The  Fish  Creek  claims

are near Kinross Gold Corp.'s Fort Knox Producing Mine in Alaska.

John  Robertson,  President  of  Linux  Gold  Corp.,  states,  “Linux  Gold  is  well-positioned  with  the  high  price of gold and our properties near large gold mine deposits.”

ABOUT LINUX GOLD CORP.

Linux  Gold  Corp.  is  involved  in  the  exploration  of  mineral  properties  and  is  currently  expanding  our portfolio  of  gold  prospects.  Our  current  plans  are  to  joint  venture  and  explore  our  gold  properties  in

Alaska.  Linux Gold  Corporation  currently owns  33  mining  claims near  Granite Mountain  and 12  claims  on

Dime  Creek,  both  located  in  the  eastern  Seward  Peninsula  of  Alaska.  Linux  Gold  Corporation  owns  a

50% interest in the Fish Creek Prospect (~1,000 acres), located in the Fairbanks Mining District of Alaska and  has  optioned  a  50%  interest  in  the  Fish  Creek  claims  to  Teryl  Resources  Corp.  (TRC-V).  Linux  is retaining  a  5%  net  smelter  return  or  may  convert  into  a  25%  working  interest.  Linux  also  has  three  claim blocks  in  the  Livengood  Quadrangle  of  Alaska,  two  blocks  (13  claims)  near  the  eastern  perimeter  of

International Tower Hill’s Livengood Gold Prospect (Symbol: ITH) and a third block (34 claims) located 30 miles  to  the  west  of  the  ITH  property.  The  final  property  in  the  portfolio  is  the  Coho  Prospect  (10  claims)

located 30 miles east of the Pogo Mine. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson

President

Contact:

John Robertson

800-665-4616

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans  and operations,  and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and  uncertainties,

certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the  forward-looking statements  contained  in  this  press  release.  Readers  of  this  press  release  are  cautioned  not  to  place  undue  reliance  on  any  such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be  incorrect,

including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development  projects,  planned  expansions  or  other  projects  within  the  timelines  anticipated;  the  accuracy  of  reserve  and  resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties;

financing  requirements;  changes  in  laws,  rules  and  regulations  applicable  to  Linux,  and  changes  in  how  they  are  interpreted  and

enforced,    delays  resulting  from  or  inability  to  obtain  required  regulatory  approvals  and  ability  to  access  sufficient  capital  from internal  and  external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,

increased  competition,  the  lack  of  availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,  stock  market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those described  in  the  Company's  Financial  Statements,  Management  Discussion  and  Analysis  and  Material  Change  Reports  filed  with the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F  annual  report  filed  with  the

United  States  Securities  and  Exchange  Commission  at  www.sec.gov.   Accordingly,  no  assurances  can  be  given  that  any  of  the events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,  whether written  or  oral,  attributable  to  the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety  by  these cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are  made  as  at  the  date  of  this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as  may  be  required  by  applicable  securities laws.